EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2002

(Dollar Amounts in Thousands)

Potomac Edison
Earnings:
Net income	$ 17,043
Plus: Fixed charges (see below)	17,082
Income taxes	8,007

Total Earnings	$ 42,132

Fixed Charges:
Interest on long-term debt and other interest	$ 16,183
Estimated interest
component of rentals	899

Total Fixed Charges	$ 17,082

Ratio of Earnings to Fixed Charges	2.47